PIKE CORPORATION, P.O. BOX 868, 1OO PIKE WAY, MOUNT AIRY, NC 27030 TELEPHONE: 336 789-2171

November 14, 2014

VIA EDGAR AND EMAIL

Ms. Pamela Long, Esq.

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	Pike Corporation
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed October 30, 2014
File No. 001-32582

Amendment No. 2 to Schedule 13E-3 by Pike Corporation, Pioneer Parent, Inc.,
Pioneer Merger Sub, Inc., et al.
File No. 005-81570
Filed October 30, 2014

Dear Ms. Long:

In connection with the response letter to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) filed today on our behalf by our counsel, Moore and Van Allen PLLC, I would like to confirm the following on behalf of Pike Corporation (the “Company”) with respect to the above-referenced filings.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

•	comments from the Staff of the Commission or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

November 14, 2014

If the Staff has any questions concerning this letter or requires further information, please do not hesitate to call the undersigned at (336) 719-4237 or James R. Wyche at Moore & Van Allen PLLC at (704) 331-1158.

PIKE CORPORATION

/s/ Anthony K. Slater

Anthony K. Slater

Executive Vice President and

Chief Financial Officer

cc:	Moore & Van Allen PLLC
Pioneer Parent, Inc.
Pioneer Merger Sub, Inc.
J. Eric Pike Investors